Filed Pursuant to Rule 433
Registration No. 333-133007
August 27, 2007

FREE WRITING PROSPECTUS
(To Prospectus Dated April 5, 2006 and
Prospectus Supplement Dated July 3, 2006)

HSBC USA Inc.
$[●]
Equity Buffer Notes
Linked to the S&P 500® Index

Terms used in this free writing prospectus are described or defined in the prospectus supplement and the prospectus. The notes offered will have the terms described in the prospectus supplement and the prospectus. The notes are not principal protected, and you may lose up to 100% of your principal.

• Reference Asset:	The S&P 500® Index (ticker: SPX) (the “SPX”).
• Principal Amount:	$1,000 per note, subject to a minimum purchase of 1 note ($1,000).
• Trade Date:	August 27, 2007
• Pricing Date:	August 27, 2007
• Original Issue Date:	August 30, 2007
• Maturity Date:	3 business days after the final valuation date, and which is expected to be October 30, 2008. The maturity date is subject to further adjustment as described herein.
• Payment at Maturity:	For each note, the cash settlement value.
• Cash Settlement Value:	You will receive a cash payment on the maturity date that is based on the final return (as described below):

- If the final return is positive, subject to the maximum payment at maturity, you will receive 100% of the original principal amount plus the product of (i) the original principal amount multiplied by (ii) the final return multiplied by (iii) the upside participation rate

- If the final return is between 0% and -10%, you will receive 100% of the original principal amount; and

- If the final return is less than -10%, you will lose 1.111% of the original principal amount for each percentage point that the final return is below -10%. For example, if the final return is -30%, you will suffer a 22.22% loss and receive 77.78% of the original principal amount.

Therefore, if the final return is below -10%, you will lose some or all of your investment in the notes. In addition, your payment at maturity on the notes is limited to the maximum payment at maturity.

• Upside Participation Rate:	200%
• Maximum Payment at Maturity:	$1,180.00
• Initial Level:	[●]
• Final Level:	The closing level (as defined below) of the reference asset as of the final valuation date.
• Final Return:
The quotient, expressed as a percentage, of (i) the final level of the reference asset minus the initial level of the reference asset divided by (ii) the initial level of the reference asset, expressed as a formula:

• Final Valuation Date:	October 27, 2008 or if that date is not a scheduled trading day (as defined below), the following scheduled trading day, subject to adjustment as described herein.
• Form of notes:	Book-Entry.
• CUSIP and ISIN:	[●] and [●]
• Listing:	The notes will not be listed on any U.S. securities exchange or quotation system.
• Agent’s Discount:	TBD

Investment in the notes involves certain risks. You should refer to “Risk Factors” beginning on page FWP-4 of this document and page S-3 of the product supplement.

“Standard & Poor’s®”, “S&P®”, “S&P 500®”, “Standard & Poor’s 500”, and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by HSBC USA Inc. The notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s and Standard & Poor’s makes no representation regarding the advisability of investing in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this free writing prospectus, or the accompanying prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. We may use this free writing prospectus in the initial sale of notes. In addition, HSBC Securities (USA) Inc. or another of our affiliates or agents may use this free writing prospectus in market-making transactions in any notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this free writing prospectus is being used in a market-making transaction.

We have appointed HSBC Securities (USA) Inc. as agent for the sale of the notes. HSBC Securities (USA) Inc. will offer the notes to investors directly or through other registered broker-dealers.

HSBC SECURITIES (USA) INC.
August 27, 2007

SUMMARY

General Terms

This free writing prospectus relates to one note offering linked to the reference asset identified on the cover page. The purchaser of a note will acquire a security linked to a single reference asset. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the note offering relates only to the reference asset identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the reference asset or as to the suitability of an investment in the notes.

You should read this document together with the prospectus dated April 5, 2006 and the prospectus supplement dated July 3, 2006. You should carefully consider, among other things, the matters set forth in “Risk Factors” beginning on page FWP-4 of this free writing prospectus and page S-3 of the prospectus supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes. As used herein, references to “HSBC”, “we,” “us” and “our” are to HSBC USA Inc.

HSBC USA Inc. has filed a registration statement (including a prospectus and prospectus supplement) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, HSBC USA Inc., the agent or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1 888 800 4722.

You may also obtain:

•	the prospectus supplement at www.sec.gov/Archives/edgar/data/83246/000110465906045146/a06-14758_3424b2.htm

•	the prospectus at www.sec.gov/Archives/edgar/data/83246/000110465906022455/a05-22289_1s3asr.htm

We are using this free writing prospectus to solicit from you an offer to purchase the notes. You may revoke your offer to purchase the notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any material changes to the terms of the notes, we will notify you.

Payment at Maturity

On the maturity date, we will pay you the cash settlement value, which is an amount in cash based on the final return, as described below:

•
If the final return is positive, subject to the maximum payment at maturity, you will receive 100% of the original principal amount plus the product of (i) the original principal amount multiplied by (ii) the final return multiplied by (iii) the upside participation rate;

•	If the final return is between 0% and -10%, you will receive 100% of the original principal amount; and

•
If the final return is less than -10%, you will lose 1.111% of the original principal amount for each percentage point that the final return is below -10%. For example, if the final return is -30%, you will suffer a 22.22% loss and receive 77.78% of the original principal amount.

Therefore, if the final return is below -10%, you will lose some or all of your investment in the notes. In addition, your payment at maturity on the notes is limited to the maximum payment at maturity.

Interest

The notes will not bear interest.

Expenses

We estimate that we will spend approximately $[5,000] for printing, trustee and legal fees and other expenses allocable to the offerings.

Closing Level

The closing level on any day during the term of the notes will be the closing level of the reference asset as determined by the calculation agent based upon the determinations with respect thereto made by the reference sponsor (as defined below) and displayed on Bloomberg page “SPX <INDEX>”.

Market Disruption Event

If the final valuation date is not a scheduled trading day, then the final valuation date will be the next scheduled trading day. If a market disruption event (as defined below) exists on the final valuation date, then the final valuation date will be the next scheduled trading day for which there is no market disruption event. If a market disruption event exists on eight consecutive scheduled trading days, then that eighth scheduled trading day will be the final valuation date, and the calculation agent will determine the final level of the reference asset on that date in good faith and in its sole discretion. If the final valuation date is postponed, then the maturity date will also be postponed until the third business day following the postponed final valuation date for the reference asset.

“Market disruption event” means any scheduled trading day on which any relevant exchange or related exchange fails to open for trading during its regular trading session or on which any of the following events has occurred and is continuing which the calculation agent determines is material:

(a) the occurrence or existence of a condition specified below at any time:

(i) any suspension of or limitation imposed on trading by any relevant exchanges or related exchanges or otherwise, whether by reason of movements in price exceeding limits permitted by the relevant exchanges or related exchanges or otherwise, (A) relating to securities that comprise 20 percent or more of the level of the reference asset or (B) in futures or options contracts relating to the reference asset on any related exchange; or

(ii) any event (other than any event described in (b) below) that disrupts or impairs (as determined by the calculation agent) the ability of market participants in general (A) to effect transactions in, or obtain market values for securities that comprise 20 percent or more of the reference asset or (B) to effect transactions in, or obtain market values for, futures or options contracts relating to the reference asset on any relevant related exchange; or

(b) the closure on any scheduled trading day of any relevant exchange relating to securities that comprise 20 percent or more of the level of the reference asset or any related exchange prior to its scheduled closing time unless the earlier closing time is announced by the relevant exchange or related exchange at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on the exchange and (ii) the submission deadline for orders to be entered into the relevant exchange or related exchange for execution at the close of trading on that day.

“Related exchange” means each exchange or quotation system on which futures or options contracts relating to the reference asset are traded, any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the futures or options contracts relating to the reference asset has temporarily relocated (provided that the calculation agent has determined that there is comparable liquidity relative to the futures or options contracts relating to the reference asset on such temporary substitute exchange or quotation system as on the original related exchange).

“Relevant exchange” means any exchange on which securities then included in the reference asset trade.

“Scheduled closing time” means with respect to a relevant exchange or a related exchange, the scheduled weekday closing time on any scheduled trading day of the relevant exchange or related exchange on that scheduled trading day, without regard to after hours or any other trading outside of the regular trading session hours.

“Scheduled trading day” means any day on which all of the relevant exchanges and related exchanges are scheduled to be open for trading for each security then included in the reference asset.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the notes.

RISK FACTORS

We urge you to read the section “Risk Factors” on page S-3 in the accompanying prospectus supplement. Investing in the notes is not equivalent to investing directly in the reference asset or the securities comprising the reference asset. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus supplement and prospectus.

As you review “Risk Factors” in the accompany prospectus supplement, you should pay particular attention to the following sections:

•	“— Risks Relating to All Note Issuances”; and

•	“— Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset”;

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The Notes are Not Principal Protected and You May Lose Up to 100% of Your Initial Investment.

The notes are not principal protected. The notes differ from conventional debt securities in that we will not pay you 100% of your principal amount if the final return is below -10%. In that event, you will lose 1.111% of the original principal amount for each percentage point that the final return is below -10%. Accordingly, you may lose up to 100% of your initial investment in the notes.

Your Gain on the Notes at Maturity May Not Reflect the Full Performance of the Reference Asset

Your payment at maturity per note is limited to $1,180.00. This means that even if the final return is greater than 9.00%, the maximum return for each $1,000 invested in the notes is 18.00%. Therefore, you will not have the benefit of full exposure to the positive performance of the reference asset.

The Negative Performance of Your Notes is Subject to Increased Participation.

The negative performance of the reference asset below a final return of -10% is increased on a 1.111 to 1 basis, which will have the effect of increasing your participation in the possible negative return, if any, on the notes. As a result, small negative changes in the level of the reference asset will be magnified and have a greater effect than notes without this increased downside participation. Despite the 0% to -10% final return buffer, as a result of this increased downside participation, you may lose up to 100% of your principal.

The Formula for Determining the Cash Settlement Value Does Not Take Into Account Changes in the Level of the Reference Asset Prior to the Final Valuation Date.

The calculation of the cash settlement value will not reflect changes in the level of the reference asset prior to the final valuation date. The calculation agent will calculate the cash settlement value based upon the final level of the reference asset as of the final valuation date.

Tax Treatment.

You should carefully consider, among other things, the matters set forth in “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement. In the opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to us, the following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the notes.

There is no direct legal authority as to the proper tax treatment of the notes, and therefore significant aspects of the tax treatment of the notes are uncertain, as to both the timing and character of any inclusion in income in respect of the notes. Under one approach, the notes should be treated as pre-paid forward or other executory contracts with respect to the reference asset. We intend to treat the notes consistent with this approach and pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts” in the prospectus supplement for certain U.S. federal income tax considerations applicable to notes that are treated as pre-paid cash-settled forward or other executory contracts. Because of the uncertainty regarding the tax treatment of the notes, we urge you to consult your tax advisor as to the tax consequences of your investment in a note. For a more complete discussion of the U.S. federal income tax consequences of your investment in a note, please see the discussion under “Certain U.S. Federal Income Tax Considerations.”

ILLUSTRATIVE EXAMPLES

The following examples are provided for illustration purposes only and are hypothetical; they do not purport to be representative of every possible scenario concerning increases or decreases in the level of the reference asset relative to its respective initial level. We cannot predict the final level of the reference asset on the final valuation date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical initial level of the reference asset used in the illustrations below are not the actual initial level of the reference asset. You should not take these examples as an indication or assurance of the expected performance of the reference asset.

The following examples indicate how the cash settlement value would be calculated with respect to a hypothetical $1,000 investment in the notes. These examples assume that the notes are held to maturity, that the participation rate is equal to 200%, and that if the final return is below -10%, the cash settlement value will be equal to 100% of the original principal amount minus 1.111% of the original principal amount for each percentage point that final return is below -10%.

Example 1: The level of the reference asset increases over the term of the notes.
Final Valuation Date	October 27, 2008
Initial Level	1,479.37
Final Level	1,597.72
Final Return x Upside Participation Rate:	16.00%
Cash Settlement Value:	$1,160.00

Here, the final return is 8.00%.

Because the final return is positive, the cash settlement value, subject to the maximum payment at maturity, equals 100% of the original principal amount plus the product of (i) the original principal amount multiplied by (ii) the final return multiplied by (iii) the upside participation rate. Accordingly, at maturity, the cash settlement value in this example would equal $1,160.00

Example 1 shows that you are assured a positive return on your principal investment where the final level of the reference asset exceeds its initial level on the final valuation date. Nonetheless, the receipt of only the original principal amount plus a positive return at maturity may be less than the rate that you would have received from a conventional debt security.

Example 2: The level of the reference asset increases significantly over the term of the notes.
Final Valuation Date	October 27, 2008
Initial Level	1,479.37
Final Level	1,656.89
Final Return x Upside Participation Rate:	24.00%
Cash Settlement Value:	$1,180.00

Here, the final return is 12.00%.

Because the final return is positive and greater than 9.00%, the cash settlement value equals the maximum payment at maturity. Accordingly, at maturity, the cash settlement value in this example would equal $1,180.00

Example 2 shows that the return on your investment in the notes is limited by the maximum payment at maturity. Here, the product of the (i) the original principal amount multiplied by (ii) the final return multiplied by (iii) the upside participation rate is greater than the maximum payment at maturity. Accordingly, at maturity, you will receive the maximum payment at maturity of $1,180.00

Example 3: The level of the reference asset declines slightly over the term of the notes.
Final Valuation Date	October 27, 2008
Initial Level	1,479.37
Final Level	1,420.20
Final Return:	-4.00%
Cash Settlement Value:	$1,000.00

Here, the final return is -4.00%.

Because the final return is negative, but is not less than -10%, you will receive a cash settlement value equal to the original principal amount of the notes. Accordingly, the cash settlement value in this example would equal to $1,000.

Example 3 shows that you are assured the return of your principal investment where the final return of the reference asset is no less than -10%. Nonetheless, the receipt of only the original principal amount at maturity may be less than the return that you would have received from a conventional debt security.

Example 4: The level of the reference asset declines over the term of the notes.
Final Valuation Date	October 27, 2008
Initial Level	1,479.37
Final Level	1,035.56
Final Return:	-30.00%
Cash Settlement Value:	$777.80

Here, the final return is -30.00%.

Because the final return is negative and is less than -10%, you will lose 1.111% of the original principal amount for each percentage point that the final return is below -10%. Accordingly, at maturity, the cash settlement value equals $777.80, and you will suffer a loss of 22.22%.

Example 4 shows that you may lose up to 100% of your original principal amount if the final return falls below -10%.

Sensitivity Analysis - Hypothetical payment at maturity for each $10,000 principal amount of notes.

The table below illustrates the payment at maturity (including, where relevant, the payment in respect of the final return) on an investment of $10,000 in notes for a hypothetical range of performance for the final return from -100% to +100%. The following results are based solely on the hypothetical examples cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis. The table assumes a hypothetical upside participation rate of 200% and a maximum payment at maturity of $1,180.00. The table also assumes that if the final return is less than -10%, you will lose 1.111% of the original principal amount for each percentage point that the final return is below -10%

Assumptions:

•	Principal Amount:	$10,000
•	Upside Participation Rate:	200% if the final return is positive
•	Maximum Payment at Maturity	$1,180.00
•	Partial Principal Protection:	The initial 10% of a negative final return
•	Reference Asset Performance:	100% to -100%

Performance of the Reference Asset	Performance of the Notes
Final Return	Upside Participation Rate	Return on the Notes (%)	Payment at Maturity
100.00%	200%	18.00%	$11,800
90.00%	200%	18.00%	$11,800
80.00%	200%	18.00%	$11,800
70.00%	200%	18.00%	$11,800
60.00%	200%	18.00%	$11,800
50.00%	200%	18.00%	$11,800
40.00%	200%	18.00%	$11,800
30.00%	200%	18.00%	$11,800
20.00%	200%	18.00%	$11,800
10.00%	200%	18.00%	$11,800
5.00%	200%	10.00%	$11,000
0.00%	0%	0.00%	$10,000
-5.00%	0%	0.00%	$10,000
-10.00%	0%	0.00%	$10,000
-20.00%	0%	-11.11%	$8,889
-30.00%	0%	-22.22%	$7,778
-40.00%	0%	-33.33%	$6,667
-50.00%	0%	-44.44%	$5,556
-60.00%	0%	-55.55%	$4,445
-70.00%	0%	-66.66%	$3,334
-80.00%	0%	-77.77%	$2,223
-90.00%	0%	-88.88%	$1,112
-100.00%	0%	-100.00%	$0

The notes are intended to be long term investments and, as such, should be held to maturity. They are not intended to be short-term trading instruments. The price at which you will be able to sell your notes prior to maturity may be at a substantial discount from the principal amount of the notes, even in cases where the reference asset has appreciated since the pricing date of the notes. The potential returns described here assume that your notes are held to maturity.

DESCRIPTION OF THE REFERENCE ASSET

General

This free writing prospectus is not an offer to sell and it is not an offer to buy interests in the reference asset, or any of the securities comprising the reference asset. All disclosures contained in this free writing prospectus regarding the reference asset, including its make-up, performance, method of calculation and changes in its components, are derived from publicly available information.

We urge you to read the section “Sponsors or Issuers and Reference Asset” on page S-25 in the accompanying prospectus supplement.

The S&P 500® Index (the “SPX”)

We have derived all information relating to the SPX, including, without limitation, its make-up, performance, method of calculation and changes in its components, from publicly available sources. That information reflects the policies of and is subject to change by, Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“S&P”). S&P is under no obligation to continue to publish, and may discontinue or suspend the publication of the SPX at any time.

S&P publishes the SPX.

The SPX is a capitalization weighted index and is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the SPX, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of August 24, 2007, 426 companies or 85.2% of the SPX, traded on the New York Stock Exchange and 74 companies, or 14.8% of the SPX, traded on The Nasdaq Stock Market. S&P chooses companies for inclusion in the SPX with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the New York Stock Exchange (the “NYSE”), which S&P uses as an assumed model for the composition of the total market.

Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the SPX with the number of companies included in each group, as of August 24, 2007, indicated in parenthesis: Consumer Discretionary (88); Consumer Staples (39); Energy (32); Financials (92); Health Care (53); Industrials (53); Information Technology (74); Materials (28); Telecommunications Services (9); and Utilities (32). Changes in the SPX are reported daily in the financial pages of many major newspapers, on the Bloomberg Financial Service under the symbol “SPX” and on S&P website (http://www.spglobal.com). Information contained in the S&P website is not incorporated by reference in, and should not be considered a part of, this free writing prospectus. The SPX does not reflect the payment of dividends on the stocks included in the SPX.

Computation of the SPX

S&P currently computes the SPX as of a particular time as follows:

(i) the product of the market price per share and the number of then outstanding shares of each component stock as determined as of that time (referred to as the “market value” of that stock);

(ii) the market values of all component stocks as of that time are aggregated;

(iii) the average of the market values as of each week in the base period of the years 1941 through 1943 of the common stock of each company in a group of 500 substantially similar companies is determined;

(iv) the mean average market values of all these common stocks over the base period are aggregated (the aggregate amount being referred to as the “base value”);

(v) the current aggregate market value of all component stocks is divided by the base value; and

(vi) the resulting quotient, expressed in decimals, is multiplied by ten.

While S&P currently employs the above methodology to calculate the SPX, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the performance of the SPX.

S&P adjusts the foregoing formula to offset the effects of changes in the market value of a component stock that are determined by S&P to be arbitrary or not due to true market fluctuations.

These changes may result from causes such as:

•	the issuance of stock dividends,

•	the granting to shareholders of rights to purchase additional shares of stock,

•	the purchase of shares by employees pursuant to employee benefit plans,

•	consolidations and acquisitions,

•	the granting to shareholders of rights to purchase other securities of the company,

•	the substitution by S&P of particular component stocks in the SPX, and

•	other reasons.

In these cases, S&P first recalculates the aggregate market value of all component stocks, after taking account of the new market price per share of the particular component stock or the new number of outstanding shares of that stock or both, as the case may be, and then determines the new base value in accordance with the following formula:

The result is that the base value is adjusted in proportion to any change in the aggregate market value of all component stocks resulting from the causes referred to above to the extent necessary to negate the effects of these causes upon the SPX.

In addition, S&P standard practice is to remove all closely held shares and shares held between corporations who are both in the calculations of the SPX and an SPX component’s market value.

Historical Performance of SPX

The following table sets forth the quarterly high and low closing levels, as well as end-of-quarter closing levels, of SPX for each quarter in the period from January 1, 2004 through June 29, 2007 and for the period from July 2, 2007 through August 24, 2007. The closing level of SPX on August 24, 2007 was 1,479.37. We obtained the data in the following table from Bloomberg Financial Service, without independent verification by us. Historical prices of SPX should not be taken as an indication of future performance, and no assurance can be given that the level of SPX will increase relative to the initial level during the term of the notes.

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Last
March 31, 2004	1,163.23	1,087.06	1,126.21
June 30, 2004	1,150.57	1,076.32	1,140.84
September 30, 2004	1,140.84	1,060.72	1,114.58
December 31, 2004	1,217.33	1,090.19	1,211.92
March 31, 2005	1,229.11	1,163.69	1,180.59
June 30, 2005	1,219.59	1,136.15	1,191.33
September 30, 2005	1,245.86	1,183.55	1,228.81
December 30, 2005	1,275.80	1,168.20	1,248.29
March 31, 2006	1,310.88	1,245.74	1,294.83
June 30, 2006	1,326.70	1,219.29	1,270.20
September 30, 2006	1,340.28	1,224.54	1,335.85
December 31, 2006	1,431.81	1,327.10	1,418.30
March 30, 2007	1,461.57	1,363.98	1,420.86
June 29, 2007	1,540.56	1,416.37	1,503.35
July 2, 2007 through August 24, 2007	1,555.90	1,406.70	1,479.37

License Agreement with Standard & Poor’s (“S&P”):

We have entered into a nonexclusive license agreement providing for the license to us, in exchange for a fee, of the right to use indices owned and published by S&P’s in connection with some securities, including the securities.

The securities are not sponsored, endorsed, sold or promoted by S&P, a division of The McGraw Hill Companies, Inc. S&P makes no representation or warranty, express or implied, to the holders of the securities or any member of the public regarding the advisability of investing in securities generally or in the securities particularly or the ability of the S&P 500® to track general stock market performance. S&P’s only relationship to HSBC USA Inc. (other than transactions entered into in the ordinary course of business) is the licensing of certain service marks and trade names of S&P and of the S&P 500® which is determined, composed and calculated by S&P without regard to HSBC USA Inc. or the securities. S&P has no obligation to take the needs of HSBC USA Inc. or the holders of the securities into consideration in determining, composing or calculating the S&P 500®. S&P is not responsible for and has not participated in the determination of the timing of the sale of the securities, prices at which the securities are to initially be sold, or quantities of the securities to be issued or in the determination or calculation of the equation by which the securities are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the securities.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider, among other things, the matters set forth in “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement. In the opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to us, the following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the notes. This summary supplements the section “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement and supersedes it to the extent inconsistent therewith.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes. Under one approach, the notes should be treated as pre-paid forward or other executory contracts with respect to the indices. We intend to treat the notes consistent with this approach and pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts” in the prospectus supplement for certain U.S. federal income tax considerations applicable to notes that are treated as pre-paid cash-settled forward or other executory contracts.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes, other characterizations and treatments are possible and the timing and character of income in respect of the notes might differ from the treatment described above. For example, the notes could be treated as debt instruments that are “contingent payment debt instruments” for federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts” in prospectus supplement.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

CERTAIN ERISA CONSIDERATIONS

Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), prohibits the borrowing of money, the sale of property and certain other transactions involving the assets of plans that are qualified under the Code or individual retirement accounts (“IRAs”) and persons who have certain specified relationships to them. Section 406 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), prohibits similar transactions involving employee benefit plans that are subject to ERISA (“ERISA Plans”). Qualified Plans, IRAs and ERISA Plans are referred to as “Plans.”

Persons who have such specified relationships are referred to as “parties in interest” under ERISA and as “disqualified persons” under the Code. “Parties in interest” and “disqualified persons” encompass a wide range of persons, including any fiduciary (for example, an investment manager, trustee or custodian), any person providing services (for example, a broker), the Plan sponsor, an employee organization any of whose members are covered by the Plan, and certain persons related to or affiliated with any of the foregoing.

The purchase and/or holding of the notes by a Plan with respect to which the issuer is a fiduciary and/or a service provider (or otherwise is a “party in interest” or “disqualified person”) would constitute or result in a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, unless such notes are acquired or held pursuant to and in accordance with an applicable statutory or administrative exemption. The issuer and several of its subsidiaries are each considered a “disqualified person” under the Code or “party in interest” under ERISA with respect to many Plans, although the issuer is not a “disqualified person” with respect to an IRA simply because the IRA is established with HSBC Securities (USA) Inc. (“HSI”) or because HSI provides brokerage to the IRA, and the issuer cannot be a “party in interest” to any IRA other than certain employer-sponsored IRAs as only employer-sponsored IRAs are covered by ERISA.

Applicable exemptions may include certain prohibited transaction class exemptions (for example, Prohibited Transaction Class Exemption (“PTCE”) 84-14 relating to qualified professional asset managers, PTCE 96-23 relating to certain in-house asset managers, PTCE 91-38 relating to bank collective investment funds, PTCE 90-1 relating to insurance company separate accounts and PTCE 95-60 relating to insurance company general accounts.

It should also be noted that the recently enacted Pension Protection Act of 2006 contains a statutory exemption from the prohibited transaction provisions of Section 406 of ERISA and Section 4975 of the Code for transactions involving certain parties in interest or disqualified persons who are such merely because they are a service provider to a Plan, or because they are related to a service provider. Generally, the exemption would be applicable if the party to the transaction with the Plan is a party in interest or a disqualified person to the Plan but is not (i) an employer, (ii) a fiduciary who has or exercises any discretionary authority or control with respect to the investment of the Plan assets involved in the transaction, (iii) a fiduciary who renders investment advice (within the meaning of ERISA and Section 4975 of the Code) with respect to those assets, or (iv) an affiliate of (i), (ii) or (iii). Any Plan fiduciary relying on this statutory exemption (Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code) and purchasing notes on behalf of a Plan will be deemed to represent that (x) the fiduciary has made a good faith determination that the Plan is paying no more than, and is receiving no less than, adequate consideration in connection with the transaction and (y) neither the issuer nor any affiliates of the Issuer directly or indirectly exercises any discretionary authority or control or renders investment advice (as defined above) with respect to the assets of the Plan which such fiduciary is using to purchase the notes, both of which are necessary preconditions to utilizing this exemption.

Any purchaser that is a Plan is encouraged to consult with counsel regarding the application of the exemption or any other statutory or administrative exemption. A fiduciary of a Plan purchasing the notes, or in the case of certain IRAs, the grantor or other person directing the purchase of the notes for the IRA, shall be deemed to represent that its purchase, holding, and disposition of the notes will not constitute a prohibited transaction under ERISA or Section 4975 of the Code for which an exemption is not available.

A fiduciary who causes an ERISA Plan to engage in a non-exempt prohibited transaction may be subject to civil liability or civil penalties under ERISA. Code Section 4975 generally imposes an excise tax on disqualified persons who engage, directly or indirectly, in similar types of transactions with the assets of Plans subject to Section 4975.

In accordance with ERISA’s general fiduciary requirement, a fiduciary with respect to any ERISA Plan who is considering the purchase of the notes on behalf of such plan should determine whether such purchase is permitted under the governing plan document and is prudent and appropriate for the ERISA Plan in view of its overall investment policy and the composition and diversification of its portfolio. Plans established with, or for which services are provided by, the issuer or its affiliates should consult with counsel prior to making any such acquisition.

Certain employee benefit plans, such as governmental plans (as defined in Section 3(32) of ERISA) and, if no election has been made under Section 410(d) of the Code, church plans (as defined in Section 3(33) of ERISA), and other plans are not subject to Section 406 of ERISA or Section 4975 of the Code. However, such plans may be subject to the provisions of applicable federal, state, local or other laws, rules or regulations (“Similar Law”) materially similar to the foregoing provisions of ERISA or the Code. Fiduciaries of such plans should consider applicable Similar Law when investing in the notes. Each fiduciary of such a plan will be deemed to represent that the plan’s acquisition and holding of the notes will not result in a non-exempt violation of applicable Similar Law.

The sale of notes to a Plan or a Similar Plan is in no respect a representation by the issuer or any of its affiliates that such an investment meets all relevant legal requirements with respect to investments by Plans or Similar Plans generally or any particular Plan or Similar Plan, or that such an investment is appropriate for a Plan or Similar Plan generally or any particular Plan or Similar Plan.

DISCONTINUANCE OR MODIFICATION OF THE REFERENCE ASSET

If the reference sponsor (as defined below) discontinues publication of or otherwise fails to publish the reference asset on any day on which the reference asset is scheduled to be published and the reference sponsor or another entity publishes a successor or substitute index that the calculation agent determines to be comparable to the discontinued index (the comparable index, the “successor index”), then that successor index will be deemed to be the reference asset for all purposes relating to the notes, including for purposes of determining whether a market disruption event exists. Upon any selection by the calculation agent of a successor index, the calculation agent will furnish written notice to us and the holders of the notes.

If the reference asset is discontinued or if the reference sponsor fails to publish the reference asset and the calculation agent determines that no successor index is available at that time, then the calculation agent will determine the closing level of the reference asset using the same general methodology previously used by the reference sponsor. The calculation agent will continue to make that determination until the earlier of (i) the final valuation date or (ii) a determination by the calculation agent that the reference asset or a successor index is available. In that case, the calculation agent will furnish written notice to us and the holders of the notes.

If at any time the method of calculating the reference asset or a successor index, or the level thereof, is changed in a material respect, or if the reference asset or a successor index is in any other way modified so that, in the determination of the calculation agent, the level of that index does not fairly represent the level of the reference asset or successor index that would have prevailed had those changes or modifications not been made, then the calculation agent will make the calculations and adjustments as may be necessary in order to determine a level comparable to the level that would have prevailed had those changes or modifications not been made. If, for example, the method of calculating the reference asset or a successor index is modified so that the level of that index is a fraction of what it would have been if it had not been modified (e.g., due to a split in the index), then the calculation agent will adjust that index in order to arrive at a level of the reference asset or the successor index as if it had not been modified (e.g., as if the split had not occurred). In that case, the calculation agent will furnish written notice to us and the holders of the notes.

Notwithstanding these alternative arrangements, discontinuance of the publication any of the indices may adversely affect the value of, and trading in, the notes.

“Reference sponsor” means Standard & Poor’s, a division of The McGraw-Hill Companies, Inc.

EVENTS OF DEFAULT AND ACCELERATION

If the calculation agent determines that the notes have become immediately due and payable following an event of default (as defined in the prospectus) with respect to the notes, the calculation agent will determine the accelerated cash settlement value due and payable in the same general manner as described in “Summary — Payment at Maturity” in this free writing prospectus. In that case, the scheduled trading day preceding the date of acceleration will be used as the final valuation date for purposes of determining the accelerated final return. If a market disruption event exists on that scheduled trading day, then the final valuation date will be postponed for up to eight scheduled trading days (in the same general manner used for postponing the final valuation date during the term of the notes). The accelerated maturity date will be the third business day following the accelerated final valuation date.

If the notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the notes. For more information, see “Description of Debt Securities — Events of Default” and “— Events of Default; Defaults” in the prospectus.

You should only rely on the information contained in this free writing prospectus, the accompanying prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying prospectus supplement and prospectus are not an offer to sell these securities, and these documents are not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying prospectus supplement and prospectus is correct on any date after their respective dates.
		HSBC USA Inc. $[●] Equity Buffer Notes Linked to the S&P 500® Index August 27, 2007 FREE WRITING PROSPECTUS
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TABLE OF CONTENTS
Free Writing Prospectus
Summary	FWP-2
Risk Factors	FWP-4
Illustrative Examples	FWP-5
Description of the Reference Asset	FWP-9
Certain U.S. Federal Income Tax Considerations	FWP-11
Certain ERISA Considerations	FWP-12
Discontinuance or Modification of The Reference Asset	FWP-13
Events of Default and Acceleration	FWP-14

Prospectus Supplement
Risk Factors	S-3
Pricing Supplement	S-13
Description of Notes	S-14
Sponsors or Issuers and Reference Asset	S-25
Use of Proceeds and Hedging	S-26
Certain U.S. Federal Income Tax Considerations	S-26
Supplemental Plan of Distribution	S-38

Prospectus
About this Prospectus	2
Special Note Regarding Forward-Looking Statements	2
HSBC USA Inc.	3
Use of Proceeds	3
Description of Debt Securities	4
Description of Preferred Stock	16
Description of Warrants	22
Description of Purchase Contracts	26
Description of Units	29
Book-Entry Procedures	32
Limitations on Issuances in Bearer Form	36
Certain U.S. Federal Income Tax Considerations
Relating to Debt Securities	37
Plan of Distribution	52
Notice to Canadian Investors	54
Certain ERISA Matters	58
Where You Can Find More Information	59
Legal Opinions	59
Experts	59